Exhibit 99.13

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

(unaudited)

March 31, 2020

Q1 Financial Report	1	March 31, 2020

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

	As at	As at
	March 31, 2020	December 31, 2019
[in thousands of Canadian dollars]	$	$
ASSETS
Current
Cash and cash equivalents	182,723	118,360
Client and trust funds on deposit	490,765	364,964
Investments [note 8]	147,001	138,412
Accounts receivable and prepaid expenses	175,086	170,156
Income taxes receivable	988	25,841
Total current assets	996,563	817,733
Capital assets, net	48,947	45,954
Right-of-use assets [note 5]	43,121	44,882
Intangibles [note 2]	3,399,190	3,388,482
Other assets [note 8]	84,831	70,755
Total assets	4,572,652	4,367,806
LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	197,759	245,267
Current portion of provision for other liabilities [note 4]	8,022	14,643
Dividends payable [note 7]	77,988	79,845
Client and trust funds payable	514,486	368,348
Current portion of long-term debt [note 3]	449,632	449,509
Current portion of lease liabilities [note 5]	11,249	11,348
Total current liabilities	1,259,136	1,168,960
Long-term debt [note 3]	1,295,249	1,154,985
Provision for other liabilities [note 4]	22,956	18,493
Deferred income taxes [note 2]	452,938	464,841
Lease liabilities [note 5]	58,619	61,171
Total liabilities	3,088,898	2,868,450
Equity
Share capital [note 6(a)]	1,902,146	1,944,311
Contributed surplus	24,037	23,435
Deficit	(449,896)	(474,013)
Accumulated other comprehensive income	293	255
Total equity attributable to the shareholders of the Company	1,476,580	1,493,988
Non-controlling interests [note 2]	7,174	5,368
Total equity	1,483,754	1,499,356
Total liabilities and equity	4,572,652	4,367,806

(see accompanying notes)

On behalf of the Board of Directors:
	William T. Holland	Tom P. Muir
	Director	Director

Q1 Financial Report	2	March 31, 2020

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME (unaudited)

For the three-month period ended March 31

	2020	2019
[in thousands of Canadian dollars, except per share amounts]	$	$
REVENUE
Management fees	422,579	442,427
Administration fees	76,201	69,466
Redemption fees	2,855	3,305
Realized and unrealized gain (loss) on investments	(12,625)	8,404
Other income	10,282	3,167
	499,292	526,769

EXPENSES
Selling, general and administrative [note 11]	114,994	126,061
Trailer fees	130,353	136,363
Investment dealer fees	53,155	49,081
Deferred sales commissions	3,245	4,605
Amortization and depreciation [note 12]	8,594	8,159
Interest and lease finance [notes 3 and 5]	14,612	13,715
Other [note 4]	10,984	1,632
	335,937	339,616
Income before income taxes	163,355	187,153

Provision for income taxes
Current	45,829	46,426
Deferred	(2,368)	767
	43,461	47,193
Net income for the period	119,894	139,960
Net loss attributable to non-controlling interests	(321)	(75)
Net income attributable to shareholders	120,215	140,035

Other comprehensive income, net of tax
Exchange differences on translation of foreign operations	38	2
Total other comprehensive income, net of tax	38	2
Comprehensive income for the period	119,932	139,962
Comprehensive loss attributable to non-controlling interests	(321)	(75)
Comprehensive income attributable to shareholders	120,253	140,037
Basic earnings per share attributable to shareholders [note 6(e)]	$0.55	$0.58
Diluted earnings per share attributable to shareholders [note 6(e)]	$0.54	$0.58

(see accompanying notes)

Q1 Financial Report	3	March 31, 2020

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY (unaudited)

For the three-month period ended March 31

	Share capital [note 6(a)]	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity	Non-controlling interests	Total equity
[in thousands of Canadian dollars]	$	$	$	$	$	$	$
Balance, January 1, 2020	1,944,311	23,435	(474,013)	255	1,493,988	5,368	1,499,356
Comprehensive income	—	—	120,215	38	120,253	(321)	119,932
Dividends declared [note 7]	—	—	(38,114)	—	(38,114)		(38,114)
Shares repurchased, net of tax	(43,624)	—	(57,984)	—	(101,608)	—	(101,608)
Business combination [note 2]	—	—	—	—	—	2,127	2,127
Issuance of share capital for equity-based plans, net of tax	1,459	(1,459)	—	—	—	—	—
Compensation expense for equity-based plans, net of tax	—	2,061	—	—	2,061	—	2,061
Change during the period	(42,165)	602	24,117	38	(17,408)	1,806	(15,602)
Balance, March 31, 2020	1,902,146	24,037	(449,896)	293	1,476,580	7,174	1,483,754

Balance, January 1, 2019	2,125,130	25,270	(730,663)	277	1,420,014	2,849	1,422,863
Comprehensive income	—	—	140,035	2	140,037	(75)	139,962
Dividends declared [note 7]	—	—	2,143	—	2,143	—	2,143
Shares repurchased, net of tax	(26,712)	—	(31,621)	—	(58,333)	—	(58,333)
Business combination [note 2]	—	—	—	—	—	4,273	4,273
Issuance of share capital for equity-based plans, net of tax	123	(123)	—	—	—	—	—
Compensation expense for equity-based plans, net of tax	—	2,276	—	—	2,276	—	2,276
Change during the period	(26,589)	2,153	110,557	2	86,123	4,198	90,321
Balance, March 31, 2019	2,098,541	27,423	(620,106)	279	1,506,137	7,047	1,513,184

(see accompanying notes)

Q1 Financial Report	4	March 31, 2020

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the three-month period ended March 31

	2020	2019
[in thousands of Canadian dollars]	$	$
OPERATING ACTIVITIES (*)
Net income for the period	119,894	139,960
Add (deduct) items not involving cash
Realized and unrealized (gain) loss on investments	12,625	(8,404)
Equity-based compensation	2,773	3,056
Amortization and depreciation	8,594	8,159
Deferred income taxes	(2,368)	767
Cash provided by operating activities before net change in operating assets and liabilities	141,518	143,538
Net change in operating assets and liabilities	(25,631)	(22,636)
Cash provided by operating activities	115,887	120,902

INVESTING ACTIVITIES
Purchase of investments	(10,396)	(5,394)
Proceeds on sale of investments	26	3,847
Additions to capital assets	(5,950)	(5,308)
Increase in other assets	(15,017)	(6,941)
Additions to intangibles	(3,238)	(1,107)
Acquisition of subsidiary, net of cash acquired [note 2]	(10,382)	(23,572)
Cash used in investing activities	(44,957)	(38,475)

FINANCING ACTIVITIES
Repayment of long-term debt	—	(283,500)
Issuance of long-term debt	140,000	308,000
Repurchase of share capital	(103,864)	(60,778)
Payment of lease liabilities	(2,732)	(2,690)
Dividends paid to shareholders [note 7]	(39,971)	(43,899)
Cash used in financing activities	(6,567)	(82,867)
Net increase (decrease) in cash and cash equivalents during the period	64,363	(440)
Cash and cash equivalents, beginning of period	118,360	137,160
Cash and cash equivalents, end of period	182,723	136,720
(*) Included in operating activities are the following:
Interest paid	17,934	13,379
Income taxes paid	20,957	40,546

(see accompanying notes)

Q1 Financial Report	5	March 31, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2020 and 2019 • [in thousands of dollars, except per share amounts]

CI Financial Corp. [“CI”] is a publicly listed company (TSX: CIX) incorporated under the laws of the Province of Ontario and has its registered office and principal place of business located at 2 Queen Street East, Toronto, Ontario.

CI’s primary business is the management and distribution of a broad range of financial products and services, including mutual funds, segregated funds, exchange-traded funds, financial planning, insurance, investment advice, wealth management and estate and succession planning.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim condensed consolidated financial statements of CI have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting [“IAS 34”] as issued by the International Accounting Standards Board [“IASB”] and on a basis consistent with the accounting policies disclosed in the annual audited consolidated financial statements for the year ended December 31, 2019.

These unaudited interim condensed consolidated financial statements were authorized for issuance by the Board of Directors of CI on May 5, 2020.

BASIS OF PRESENTATION

The unaudited interim condensed consolidated financial statements of CI have been prepared on a historical cost basis, except for certain financial instruments that have been measured at fair value. The unaudited interim condensed consolidated financial statements have been prepared on a going concern basis. CI’s presentation currency is the Canadian dollar, which is CI’s functional currency. The notes presented in these unaudited interim condensed consolidated financial statements include, in general, only significant changes and transactions occurring since CI’s last year-end, and are not fully inclusive of all disclosures required by International Financial Reporting Standards [“IFRS”] for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2019.

BASIS OF CONSOLIDATION

The unaudited interim condensed consolidated financial statements include the accounts of CI and all its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities over which CI has control, when CI has the power, directly or indirectly, to govern the financial and operating policies of an entity, is exposed to variable returns from its activities, and is able to use its power to affect such variable returns to which it is exposed.

CI’s principal subsidiaries are as follows:

•	CI Investments Inc. [“CI Investments”], Assante Wealth Management (Canada) Ltd. [“AWM”], BBS Securities Inc. [“BBS”] and their respective subsidiaries. Effective July 1, 2019, First Asset Investment Management Inc. amalgamated with CI Investments.

•	CI holds a controlling interest in Marret Asset Management Inc. [“Marret”], CI ETF Investment Management Inc., formerly WisdomTree Asset Management Canada, Inc. [“CIETF”] and Surevest Wealth Management [“Surevest”]. A non-controlling interest is recorded in the unaudited interim condensed consolidated statements of income and comprehensive income to reflect the non-controlling interest’s share of the income and comprehensive income, and a non-controlling interest is recorded within equity in the interim condensed consolidated statements of financial position to reflect the non-controlling interest’s share of the net assets.

Q1 Financial Report	6	March 31, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2020 and 2019 • [in thousands of dollars, except per share amounts]

•	CI holds a controlling interest in GSFM Pty Limited [“GSFM”] with put and call options over the remaining minority interest. CI considers the non-controlling interest in GSFM to have already been acquired and consolidates 100% of the income and comprehensive income in the unaudited interim condensed consolidated statements of income and comprehensive income. GSFM has an interest in a joint arrangement classified as a joint operation. The unaudited interim condensed consolidated financial statements include GSFM’s recognition of its share of the joint operation’s assets, liabilities, income and comprehensive income.

Hereinafter, CI and its subsidiaries are referred to as CI.

2.	BUSINESS ACQUISITION

WisdomTree

On February 19, 2020, CI acquired 100% of the outstanding shares and debt obligations of CI ETF Investment Management Inc., formerly WisdomTree Asset Management Canada, Inc., an investment fund manager of exchange-traded funds. The acquisition was accounted for using the acquisition method of accounting. The estimated fair values of the assets acquired and liabilities assumed and the results of operations have been consolidated from the date of the transaction and are included in the asset management segment.

Surevest Wealth Management

On January 24, 2020, CI acquired a majority stake in Surevest Wealth Management, a Phoenix-based registered investment advisory firm. The acquisition was accounted for using the acquisition method of accounting. The estimated fair values of the assets acquired and liabilities assumed and the results of operations have been consolidated from the date of the transaction and are included in the wealth management segment.

Snap Projections Inc.

On October 16, 2019, WealthBar acquired 100% of the outstanding shares of Snap Projections Inc. The acquisition was accounted for using the acquisition method of accounting. The estimated fair values of the assets acquired and liabilities assumed and the results of operations have been consolidated from the date of the transaction.

Q1 Financial Report	7	March 31, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2020 and 2019 • [in thousands of dollars, except per share amounts]

One Capital Management LLC

On December 23, 2019, CI reached an agreement to acquire a majority stake in One Capital Management LLC. The details of the acquisition are being finalized and is expected to close before June 30, 2020.

The Cabana Group, LLC

On April 2, 2020, CI reached an agreement to acquire an interest in The Cabana Group, LLC, the parent company of Cabana Asset Management [together “Cabana”]. The details of the acquisition are being finalized and is expected to close before June 30, 2020.

WealthBar Financial Services Inc.

On January 23, 2019, CI acquired 75% of the outstanding shares and debt obligations of WealthBar Financial Services Inc., [“WealthBar”] a leading Canadian online wealth management and financial planning platform, for all cash consideration of $23,653.

$
Cash and cash equivalents	81
Accounts receivable and prepaid expenses	416
Income taxes receivable	226
Capital assets	113
Right-of-use asset	248
Fund administration contracts	4,000
Intangible - technology	15,000
Accounts payable and accrued liabilities	(401)
Lease liability	(262)
Deferred income taxes	(2,356)
Fair value of identifiable net assets	17,065
Non-controlling interest (25% of identifiable net assets)	(4,266)
Goodwill on acquisition	10,854
Total acquired cost	23,653

The acquired fund administration contracts with a fair value of $4,000 have a finite life of 10 years. The technology acquired has a fair value of $15,000 and an estimated useful life of 10 years. The goodwill on acquisition is not deductible for income taxes. Goodwill of $10,854 relates to the wealth management segment.

Q1 Financial Report	8	March 31, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2020 and 2019 • [in thousands of dollars, except per share amounts]

3.	LONG-TERM DEBT

Long-term debt consists of the following:

	As at March 31, 2020	As at December 31, 2019
	$	$
Credit facility
Banker’s acceptances	175,000	35,000
	175,000	35,000

Debenture principal amount	Interest rate	Issued date	Maturity date
$450 million	2.645%	December 7, 2015	December 7, 2020	449,632	449,509
$200 million	2.775%	November 25, 2016	November 25, 2021	199,572	199,512
$325 million	3.520%	July 20, 2018	July 20, 2023	323,698	323,616
$350 million	3.215%	July 22, 2019	July 22, 2024	348,190	348,101
$250 million	3.904%	September 27, 2017	September 27, 2027	248,789	248,756
				1,569,881	1,569,494
Long-term debt				1,744,881	1,604,494
Current portion of long-term debt				449,632	449,509

Credit facility

CI has a $700,000 revolving credit facility with three Canadian chartered banks. Loans are made by the banks under a three-year revolving credit facility, with the outstanding principal balance due upon maturity on December 11, 2021. The credit facility contains a number of financial covenants that require CI to meet certain financial ratios and financial condition tests. CI is within its financial covenants with respect to its credit facility, which requires that the funded debt to annualized EBITDA ratio remains below 3:1 and that CI’s assets under management not fall below $85 billion, calculated based on a rolling 30-day average. There can be no assurance that future borrowings or equity financing will be available to CI or available on acceptable terms.

Debentures

On July 22, 2019, CI completed an offering pursuant to which it issued $350,000 principal amount of debentures due July 22, 2024 at par [the “2024 Debentures”]. Interest on the 2024 Debentures is paid semi-annually in arrears at a rate of 3.215%. The proceeds, net of transaction costs, were used to repay outstanding indebtedness under the credit facility.

On February 2, 2017, CI entered into an interest rate swap agreement with a Canadian chartered bank to swap the semi-annual fixed rate payments on the debentures due November 25, 2021 for floating rate payments. As at March 31, 2020, the fair value of the interest rate swap agreement was an unrealized gain of $1,626 and is included in long-term debt in the unaudited interim condensed consolidated statements of financial position.

Q1 Financial Report	9	March 31, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2020 and 2019 • [in thousands of dollars, except per share amounts]

4.	PROVISION FOR OTHER LIABILITIES AND CONTINGENCIES

CI is a party to a number of claims, proceedings and investigations, including legal, regulatory and tax, in the ordinary course of its business. Due to the inherent uncertainty involved in these matters, it is difficult to predict the final outcome or the amount and timing of any outflow related to such matters. Based on current information and consultations with advisors, CI does not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on its financial position or on its ability to continue normal business operations.

CI has made provisions based on current information and the probable resolution of such contingent consideration, claims, proceedings and investigations as well as for amounts payable in connection with business acquisitions and severance. The movement in amounts provided for contingent liabilities and related expenses during the three months ended March 31, 2020 and the year ended December 31, 2019, are as follows:

	3 months ended March 31, 2020	Year ended December 31, 2019
	$	$
Provision for other liabilities, beginning of period	33,136	34,768
Additions	7,054	35,214
Amounts used	(9,212)	(36,504)
Amounts reversed	—	(342)
Provision for other liabilities, end of period	30,978	33,136
Current portion of provision for other liabilities	8,022	14,643

Provision for other liabilities primarily includes the following:

LITIGATION

CI is a defendant to certain lawsuits of which two are class action lawsuits related to events and transactions that gave rise to a settlement agreement with the Ontario Securities Commission [“OSC”] in 2004. Although CI continues to believe that this settlement fully compensated investors affected by frequent trading activity, a provision has been made based on the probable resolution of these claims and related expenses.

CI maintains insurance policies that may provide coverage against certain claims. Amounts receivable under these policies are not accrued for unless the realization of income is virtually certain. During the three months ended March 31, 2020, no insurance proceeds were received related to the settlement of legal claims.

PUT OPTION AND CONTINGENT CONSIDERATION

Included in provision for other liabilities as at March 31, 2020, is a provision for the fair value of the put option granted to minority interest shareholders for the acquisition of GSFM of $7,193, including foreign exchange translation adjustments [December 31, 2019 – $7,573].

Q1 Financial Report	10	March 31, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2020 and 2019 • [in thousands of dollars, except per share amounts]

RESTRUCTURING

During the three months ended March 31, 2020, CI recorded an additional provision of $8,500 related to severance. During the three months ended June 30, 2019, CI recorded an initial provision of $35,000 related to severance and the write-down of software intangibles that were retired. As at March 31, 2020, a provision of 2,218 remains [December 31, 2019 – $6,485].

As at March 31, 2020, a provision of nil remains for the restructuring, integration and legal costs related to the acquisition of Sentry and BBS [December 31, 2019 – $2,400].

REMEDIATION

In 2015, CI discovered an administrative error and recorded a provision of $10,750, net of recoveries for the cost to remediate. As at March 31, 2020, a net recovery of $3,934 remains [December 31, 2019 – $3,793].

5.	LEASES

The following shows the carrying amounts of CI’s right-of-use assets and lease liabilities and the movements during the three months ended March 31, 2020:

	Right-of-use assets
	Property leases	Equipment leases	Total	Lease liabilities
	$	$	$	$
As at January 1, 2020	43,711	1,171	44,882	72,519
Additions & modifications	520	30	550	58
Depreciation expense	(2,101)	(242)	(2,343)	—
Interest expense	—	—	—	715
Payments	—	—	—	(3,447)
Translation	32	—	32	23
As at March 31, 2020	42,162	959	43,121	69,868

During the three months ended March 31, 2020, CI recognized a rent recovery of $40 for short-term leases, expenses of $7 for leases of low-value assets and variable lease payments of $3,352 [three months ended ended March 31, 2019 – expenses of $256, $60 and $3,151, respectively].

Included in other income for the three months ended March 31, 2020, is finance income of $24 received from sub-leasing right-of-use assets [three months ended March 31, 2019 – $24].

Q1 Financial Report	11	March 31, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2020 and 2019 • [in thousands of dollars, except per share amounts]

6.	SHARE CAPITAL

A summary of the changes to CI’s share capital for the period is as follows:

[A] AUTHORIZED AND ISSUED

	Number of shares	Stated value
	[in thousands]	$
Authorized
An unlimited number of common shares of CI

Issued
Common shares, balance, December 31, 2018	243,721	2,125,130
Issuance of share capital on vesting of restricted share units	711	12,751
Share repurchases, net of tax	(22,640)	(193,570)
Common shares, balance, December 31, 2019	221,792	1,944,311
Issuance of share capital on vesting of restricted share units	85	1,459
Share repurchases, net of tax	(5,244)	(43,624)
Common shares, balance, March 31, 2020	216,633	1,902,146

[B] EMPLOYEE INCENTIVE SHARE OPTION PLAN

CI has an employee incentive share option plan [the “Share Option Plan”], as amended and restated, for the executives and key employees of CI.

No options were granted during the three months ended March 31, 2020. During the year ended December 31, 2019, CI granted 743 thousand options to employees. The fair value method of accounting is used for the valuation of the 2019 share option grants. Compensation expense is recognized over the applicable vesting periods, assuming an estimated average forfeiture rate of 12.7%, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder are credited to share capital.

Q1 Financial Report	12	March 31, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2020 and 2019 • [in thousands of dollars, except per share amounts]

The fair value of the 2019 option grants was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

Year of grant	2019	2019
# of options granted [in thousands]	213	530
Vesting terms	At end of year 5	1/3 at end of years 3, 4 and 5
Dividend yield	3.792%	3.792%
Expected volatility (*)	17%	17%
Risk-free interest rate	2.238%	2.182% – 2.238%
Expected life [years]	6.8	5.2 – 6.8
Forfeiture rate	0%	13%
Fair value per stock option	$2.48	$2.23 – $2.48
Exercise price	$18.99	$18.99
(*) Based on historical volatility of CI’s share price.

A summary of the changes in the Share Option Plan is as follows:

	Number of options	Weighted average exercise price
	[in thousands]	$
Options outstanding, December 31, 2018	6,958	32.18
Options exercisable, December 31, 2018	5,789	32.97
Options granted	743	18.99
Options cancelled	(2,117)	34.28
Options outstanding, December 31, 2019	5,584	29.63
Options exercisable, December 31, 2019	4,758	31.26
Options cancelled	(2,275)	33.37
Options outstanding, March 31, 2020	3,309	27.06
Options exercisable, March 31, 2020	2,644	29.03

Options outstanding and exercisable as at March 31, 2020 are as follows:

Exercise price	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable
$	[in thousands]	[years]	[in thousands]
18.99	648	8.9	—
27.44	448	1.9	448
28.63	1,942	0.9	1,942
28.67	51	2.9	34
35.88	220	—	220
18.99 to 35.88	3,309	2.6	2,644

Q1 Financial Report	13	March 31, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2020 and 2019 • [in thousands of dollars, except per share amounts]

[C] RESTRICTED SHARE UNITS

CI has an employee restricted share unit plan [the “RSU Plan”] for senior executives and other key employees. Compensation expense is recognized and recorded as contributed surplus based upon the market value of the restricted share units [“RSUs”] at the grant date. Forfeitures of RSUs reduce compensation expense to the extent contributed surplus was previously recorded for such awards. On vesting of RSUs, share capital is credited for the amounts initially recorded as contributed surplus to reflect the issuance of share capital.

During the three months ended March 31, 2020, CI granted 356 thousand RSUs [three months ended March 31, 2019 – 499 thousand RSUs], including 5 thousand RSUs granted to reflect dividends declared on the common shares [three months ended March 31, 2019 – 7 thousand]. Also, during the three months ended March 31, 2020, 85 thousand RSUs were exercised, and 5 thousand RSUs were forfeited [three months ended March 31, 2019 – 6 thousand exercised and 15 thousand RSUs forfeited]. During the three months ended March 31, 2020, CI credited contributed surplus for $2,670, related to compensation expense recognized for the RSUs [three months ended March 31, 2019 – 2,926]. As at March 31, 2020, 923 thousand RSUs are outstanding [December 31, 2019 – 657 thousand RSUs].

CI uses a Trust to hold CI’s common shares, to fulfil obligations to employees arising from the RSU Plan. The common shares held by the Trust are not considered to be outstanding for the purposes of basic and diluted earnings per share calculations.

[D] DEFERRED SHARE UNITS

The deferred share unit plan [the “DSU Plan”] was established in March 2017, whereby directors may elect to receive all or a portion of their quarterly compensation in either cash or deferred share units [“DSUs”]. The DSUs fully vest on the grant date and an expense is recorded based upon the market value of the DSUs at the grant date with an offset included in accounts payable and accrued liabilities. At the end of each period, the change in the fair value of the DSUs is recorded as an expense with an offset recorded to the liability. DSUs can only be redeemed for cash once the holder ceases to be a director of CI.

During the three months ended March 31, 2020, 3 thousand DSUs were granted, and nil DSUs were exercised [three months ended March 31, 2019 – nil DSUs granted, and nil exercised]. An expense recovery of $121 was recorded during the three months ended March 31, 2020 [three months ended March 31, 2019 – $18]. As at March 31, 2020, included in accounts payable and accrued liabilities, is an accrual of $343 for amounts to be paid under the DSU Plan [December 31, 2019 – $464].

Q1 Financial Report	14	March 31, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2020 and 2019 • [in thousands of dollars, except per share amounts]

[E] BASIC AND DILUTED EARNINGS PER SHARE

The following table presents the calculation of basic and diluted earnings per common share for the three months ended March 31:

[in thousands]	3 months ended March 31, 2020	3 months ended March 31, 2019
Numerator:
Net income attributable to shareholders of the Company basic and diluted	$120,215	$140,035

Denominator:
Weighted average number of common shares - basic	219,551	241,947
Weighted average effect of dilutive stock options and RSU awards (*)	1,476	653
Weighted average number of common shares - diluted	221,027	242,600

Net earnings per common share attributable to shareholders
Basic	$0.55	$0.58
Diluted	$0.54	$0.58

(*)  The determination of the weighted average number of common shares - diluted excludes 2,661 thousand shares related to stock options that were anti-dilutive for the three months ended March 31, 2020 [three months ended March 31, 2019 - 6,037 thousand shares].

[F] MAXIMUM SHARE DILUTION

The following table presents the maximum number of shares that would be outstanding if all the outstanding options were exercised and if all RSU awards vested as at April 30, 2020:

[in thousands]
Shares outstanding at April 30, 2020	216,634
Options to purchase shares	3,011
RSU awards	935
220,580

Q1 Financial Report	15	March 31, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2020 and 2019 • [in thousands of dollars, except per share amounts]

7.	DIVIDENDS

The following dividends were paid by CI during the three months ended March 31, 2020:

		Cash dividend per share	Total dividend amount
Record date	Payment date	$	$
December 31, 2019	January 15, 2020	0.18	39,971
Paid during the three months ended March 31, 2020			39,971

The following dividends were declared but not paid during the three months ended March 31, 2020:

		Cash dividend per share	Total dividend amount
Record date	Payment date	$	$
March 31, 2020	April 15, 2020	0.18	38,994
June 30, 2020	July 15, 2020	0.18	38,994
Declared and accrued as at March 31, 2020			77,988

The following dividends were paid by CI during the three months ended March 31, 2019:

		Cash dividend per share	Total dividend amount
Record date	Payment date	$	$
December 31, 2018	January 15, 2019	0.18	43,899
Paid during the three months ended March 31, 2019			43,899

The following dividends were declared but not paid during the three months ended March 31, 2019:

		Cash dividend per share	Total dividend amount
Record date	Payment date	$	$
March 31, 2019	April 15, 2019	0.18	43,268
June 30, 2019	July 15, 2019	0.18	43,268
September 30, 2019	October 15, 2019	0.18	43,267
December 31, 2019	January 15, 2020	0.18	43,267
Declared and accrued as at March 31, 2019			173,070

Q1 Financial Report	16	March 31, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2020 and 2019 • [in thousands of dollars, except per share amounts]

8.	FINANCIAL INSTRUMENTS

The carrying amounts of the financial instruments are presented in the tables below and are classified according to the following categories:

	As at	As at
	March 31, 2020	December 31, 2019
	$	$
Financial assets
Fair value through profit or loss
Cash and cash equivalents	182,723	118,360
Investments	147,001	138,412
Other assets	27,224	26,856
Amortized cost
Client and trust funds on deposit	490,765	364,964
Accounts receivable	150,902	159,760
Other assets	37,304	39,564
Total financial assets	1,035,919	847,916

Financial liabilities
Fair value through profit or loss
Provisions for other liabilities	12,902	8,650
Amortized cost
Accounts payable and accrued liabilities	195,438	242,176
Provisions for other liabilities	18,076	24,486
Dividends payable	77,988	79,845
Client and trust funds payable	514,486	368,348
Long-term debt	1,744,881	1,604,494
Total financial liabilities	2,563,771	2,327,999

CI’s investments as at March 31, 2020 and December 31, 2019, include CI’s marketable securities which are comprised of seed capital investments in CI’s mutual funds and strategic investments. Mutual fund securities are valued using the net asset value per unit of each fund, which represents the underlying net assets at fair values determined using closing market prices. CI’s mutual fund securities that are valued daily are classified as Level 1 in the fair value hierarchy. Mutual fund securities and strategic investments that are valued less frequently are classified as Level 2 in the fair value hierarchy. CI’s investments as at March 31, 2020, also include securities owned, at market, consisting of money market, equity securities and bonds. Money market and equity securities are valued based on quoted prices and are classified as Level 1 in the fair value hierarchy. Bonds are valued using a market comparison technique to fair value these instruments using observable broker quotes and are classified as Level 2 in the fair value hierarchy. There have been no transfers between Level 1 and Level 2 during the period.

Q1 Financial Report	17	March 31, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2020 and 2019 • [in thousands of dollars, except per share amounts]

 Investments consist of the following as at March 31, 2020:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	116,755	46,363	66,739	3,653
Securities owned, at market	30,246	30,246	—	—
Total investments	147,001	76,609	66,739	3,653

Investments consist of the following as at December 31, 2019:

	Total	Level 1	Level 2	Level 3
	$	$	$	$
Marketable securities	118,243	40,587	74,003	3,653
Securities owned, at market	20,169	20,169	—	—
Total investments	138,412	60,756	74,003	3,653

Included in other assets are long-term private equity strategic investments of $27,224 [December 31, 2019 – $26,856] valued using Level 3 inputs.

Included in provision for other liabilities, as at March 31, 2020, is put option payable on non-controlling interest of $7,193 [December 31, 2019 – $7,573] carried at fair value and classified as Level 3 in the fair value hierarchy. Long-term debt as at March 31, 2020, includes debentures with a fair value of $1,547,586 [December 31, 2019 – $1,586,136], as determined by quoted market prices that have been classified as Level 2 in the fair value hierarchy.

9.	CAPITAL MANAGEMENT

CI’s objectives in managing capital are to maintain a capital structure that allows CI to meet its growth strategies and build long-term shareholder value, while satisfying its financial obligations and meeting its long-term debt covenants. CI’s capital comprise shareholders’ equity and long-term debt (including the current portion of long-term debt).

CI and its subsidiaries are subject to minimum regulatory capital requirements whereby sufficient cash and other liquid assets must be on hand to maintain capital requirements rather than using them in connection with its business. As at March 31, 2020, cash and cash equivalents of $15,951 [2019 - $12,810] were required to be on hand for regulatory capital maintenance. Failure to maintain required regulatory capital by CI may result in fines, suspension or revocation of registration by the relevant securities regulator. CI from time to time provides loans to its subsidiaries for operating purposes and may choose to subordinate these loans in favour of general creditors. The repayment of subordinated loans is subject to regulatory approval. As at March 31, 2020 and December 31, 2019, CI met its capital requirements.

Q1 Financial Report	18	March 31, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2020 and 2019 • [in thousands of dollars, except per share amounts]

CI’s capital consists of the following:

	As at	As at
	March 31, 2020	December 31, 2019
	$	$
Shareholders’ equity	1,476,580	1,493,988
Long-term debt	1,744,881	1,604,494
Total capital	3,221,461	3,098,482

10.	SEGMENTED INFORMATION

CI has two reportable segments: asset management and wealth management (formerly asset management and asset administration). These segments reflect CI’s current internal financial reporting, performance measurement and strategic priorities. Prior periods have been restated for comparative purposes.

The asset management segment includes the operating results and financial position of CI Investments, GSFM, Marret, and CI ETF, which derive their revenues principally from the fees earned on the management of several families of mutual funds, segregated funds and exchange-traded funds. The operating results of CI Private Counsel LP are now included in the wealth management segment.

The wealth management segment includes the operating results and financial position of CI Private Counsel LP, Surevest, WealthBar, BBS and AWM and its subsidiaries, including Assante Capital Management Ltd. and Assante Financial Management Ltd. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

Q1 Financial Report	19	March 31, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2020 and 2019 • [in thousands of dollars, except per share amounts]

Segmented information as at and for the three-month period ended March 31, 2020 is as follows:

	Asset management	Wealth management	Intersegment eliminations	Total
	$	$	$	$
Management fees	426,296	—	(3,717)	422,579
Administration fees	—	121,469	(45,268)	76,201
Other revenue	(9,797)	10,309	—	512
Total revenue	416,499	131,778	(48,985)	499,292

Selling, general and administrative	84,872	33,839	(3,717)	114,994
Trailer fees	138,225	—	(7,872)	130,353
Investment dealer fees	—	90,348	(37,193)	53,155
Deferred sales commissions	3,448	—	(203)	3,245
Amortization and depreciation	5,851	2,743	—	8,594
Other expenses	9,223	1,761	—	10,984
Total expenses	241,619	128,691	(48,985)	321,325

Income before income taxes and non-segmented items	174,880	3,087	—	177,967
Interest and lease finance				(14,612)
Provision for income taxes				(43,461)
Net income for the period				119,894

Identifiable assets	508,892	749,698	—	1,258,590
Indefinite life intangibles
Goodwill	1,308,420	223,932	—	1,532,352
Fund contracts	1,781,710	—	—	1,781,710
Total assets	3,599,022	973,630	—	4,572,652

Q1 Financial Report	20	March 31, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2020 and 2019 • [in thousands of dollars, except per share amounts]

Segmented information for the three-month period ended March 31, 2019 is as follows:

	Asset management	Wealth management	Intersegment eliminations	Total
	$	$	$	$
Management fees	445,412	—	(2,985)	442,427
Administration fees	—	112,035	(42,569)	69,466
Other revenue	6,737	8,139	—	14,876
Total revenue	452,149	120,174	(45,554)	526,769

Selling, general and administrative	96,640	32,406	(2,985)	126,061
Trailer fees	143,744	—	(7,381)	136,363
Investment dealer fees	—	84,023	(34,942)	49,081
Deferred sales commissions	4,851	—	(246)	4,605
Amortization and depreciation	5,383	2,776	—	8,159
Other expenses	1,479	153	—	1,632
Total expenses	252,097	119,358	(45,554)	325,901

Income before income taxes and non-segmented items	200,052	816	—	200,868
Interest				(13,715)
Provision for income taxes				(47,193)
Net income for the period				139,960

As at December 31, 2019
Identifiable assets	463,377	593,199	—	1,056,576
Indefinite life intangibles
Goodwill	1,309,008	222,265	—	1,531,273
Fund contracts	1,779,957	—	—	1,779,957
Total assets	3,552,342	815,464	—	4,367,806

11.	SELLING, GENERAL AND ADMINISTRATIVE

Included in selling, general and administrative expenses [“SG&A”] are salaries and benefits of $62,063 for the three months ended March 31, 2020 [three months ended March 31, 2019 – $70,641]. Other SG&A of $52,931 for the three months ended March 31, 2020, primarily includes marketing and information technology expenses as well as professional and regulatory fees [three months ended March 31, 2019 – $55,420].

Q1 Financial Report	21	March 31, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2020 and 2019 • [in thousands of dollars, except per share amounts]

12. AMORTIZATION AND DEPRECIATION

The following table provides details of amortization and depreciation:

	3 months ended March 31, 2020	3 months ended March 31, 2019
	$	$
Depreciation of capital assets	2,966	2,766
Depreciation of right-of-use assets	2,353	2,177
Amortization of intangibles	2,888	2,926
Amortization of debenture transaction costs	387	290
Total amortization and depreciation	8,594	8,159

13. UPDATE ON COVID-19

COVID-19, which has been recognized by the World Health Organization as a pandemic, has spread rapidly and extensively across the globe. Efforts by governments to control the further spread of COVID-19 have disrupted normal economic activity both domestically and globally. Uncertainty related to the extent, duration and severity of the pandemic has contributed to significant volatility in the financial markets, resulting in a general decline in equity and certain commodity prices and lower interest rates and a corresponding decline in CI’s assets under management and administration.

CI is monitoring the impact of the pandemic and managing expenses accordingly. Immediate steps have been taken to suspend share repurchases through the issuer bid program and to pay down amounts drawn on its credit facility. CI believes it is well positioned to meet its financial obligations and to support planned business operations throughout this pandemic. The extent to which CI’s business, financial condition and results of operations will be impacted by the COVID-19 pandemic, is uncertain and will depend on future developments, which are unpredictable and rapidly evolving. Accordingly, there is a higher level of uncertainty with respect to management’s judgments and estimates.

14.	ACCOUNTING STANDARD AMENDMENT

IFRS 3 Business Combinations

Effective January 1, 2020, CI adopted prospectively, the amendment to IFRS 3, Business Combinations, which clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs. These amendments had no impact on the interim condensed consolidated financial statements of CI, but may impact future periods should CI enter into additional business combinations.

Q1 Financial Report	22	March 31, 2020

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

March 31, 2020 and 2019 • [in thousands of dollars, except per share amounts]

15.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the interim condensed consolidated financial statement presentation in the current year.

This Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause results to differ materially include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

Q1 Financial Report	23	March 31, 2020